Exhibit (a)(5)(EE)
Quebec B.V.
Breda, The Netherlands
Notification pursuant to Section 23 para. 1 sentence 1 no. 2 of the
German Securities Acquisition and Takeover Act
(Wertpapiererwerbs- und Übernahmegesetz — WpÜG)
and regarding the non-fulfillment of an offer condition
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.
On May 18, 2020, Quebec B.V., Breda, The Netherlands, (the “Bidder”) published the offer document (the “Offer Document”) regarding its voluntary public takeover offer (the “Offer”) to the shareholders of QIAGEN N.V., Venlo, The Netherlands (“QIAGEN”), for the acquisition of all ordinary shares of QIAGEN (ISIN: NL0012169213; CUSIP: N72482123) (“QIAGEN Shares”) against payment of cash consideration of EUR 39.00 per QIAGEN Share. On July 17, 2020, the Bidder published an amendment of the Offer (the “Offer Amendment”) increasing the Offer Price by EUR 4.00 to EUR 43.00 per QIAGEN Share and reducing the minimum acceptance threshold. The extended Acceptance Period for this Offer ended on August 10, 2020, 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States).
I.
Announcement pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG

1.
As of August 10, 2020, 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States) (the “End of the Acceptance Period”), the Offer has been accepted for 107,546,187 QIAGEN Shares (approximately 46.59% of the share capital and voting rights of QIAGEN).

2.
As of the End of the Acceptance Period, neither the Bidder nor persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG nor their subsidiaries directly or indirectly held QIAGEN Shares or any other instruments in relation to QIAGEN Shares. Moreover, as of the End of the Acceptance Period, no further voting rights attached to QIAGEN Shares are attributable to the Bidder or persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG or their subsidiaries.

The Bidder made the completion of the Offer subject to, inter alia, satisfaction of a minimum acceptance threshold of at least 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the End of the Acceptance Period, excluding any QIAGEN Shares held by QIAGEN in treasury at the End of the Acceptance Period (see Section 12.1 of the Offer Document). QIAGEN has notified the Bidder that, as of the End of the Acceptance Period, QIAGEN holds a total of 2,086,173.333 QIAGEN Shares in treasury. On this basis, the acceptance ratio for the purposes of the minimum acceptance threshold is 47.02% as of the End of the Acceptance Period.

II.
Announcement about the Non-Fulfillment of an Offer Condition

1.
Pursuant to Section 12 of the Offer Document, the Offer and the contracts formed by its acceptance by the shareholders of QIAGEN would only be settled if the offer conditions described in Section 12.1 to 12.9 of the Offer Document are satisfied in the applicable periods specified therein or previously effectively waived by the Bidder.

2.
The Minimum Acceptance Threshold as defined in Section 12.1 of the Offer Document, as amended and supplemented by Section 4 of the Offer Amendment, was not met as of the End of the Acceptance Period. The offer condition described in Section 12.1 of the Offer Document has therefore not been satisfied. Consequently, the Offer has lapsed and the agreements which have been entered into as a result of acceptance of the Offer ceased to exist and will not be consummated.

III.
No Additional Acceptance Period

Since the Minimum Acceptance Threshold offer condition described in Section 12.1 of the Offer Document, as amended and supplemented by Section 4 of the Offer Amendment, has not been satisfied and the Bidder did not previously effectively waive such offer condition, there will be no additional acceptance period pursuant to Section 16 para. 2 WpÜG.
IV.
Rebooking or Return of Tendered QIAGEN Shares

Tendered QIAGEN Shares will be rebooked or returned promptly in accordance with Sections 12.11 and 13.2.9 of the Offer Document.
Breda, August 13, 2020
Quebec B.V.

Important Notice:
This announcement is made pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG and is neither an offer to purchase nor a solicitation of an offer to sell securities.
This publication is available on the internet
under: http://corporate.thermofisher.com/en/offer.html
on: August 13, 2020.